(212) 756-2053	alon.harnoy@srz.com

November 13, 2007

VIA EDGAR

H. Christopher Owings, Esq.
Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3561
Washington, DC 20549

Re:	Whitehall Jewelers Holdings, Inc.
(formerly known as BTHC VII, Inc.) Amendment No. 2 to
Registration Statement on Form S-1 (the "Registration Statement")
File No. 333-145863

Dear Mr. Owings:

     On behalf of Whitehall Jewelers Holdings, Inc.(the "Registrant"), we have filed simultaneously by EDGAR Amendment No. 2 to the above-referenced Registration Statement ("Amendment No. 2"), which amendment addresses comments contained in the Comment Letter (as defined below).

     This letter is in response to the comments of the Staff set forth in its letter dated November 5, 2007, concerning the above-referenced Registration Statement (the "Comment Letter"). For the convenience of the Staff, we have repeated each of the Staff's comments in italics immediately above our response to the corresponding comment. Capitalized terms used herein and not otherwise defined herein have the meaning set forth in Amendment No. 2.

General

1.	We note your response to prior comment one. With a view to disclosure, advise us of the terms of the warrants, the total dollar value of the consideration given for them, and the total possible profit, if any, the selling shareholders could realize as a result of the terms of the warrants, taking into account their value at issuance and the value of the consideration given for them. Please provide amounts assuming purchasers receive liquidated damages as described on page 12 and elsewhere, and

H. Christopher Owings, Esq.
Securities and Exchange Commission
November 13, 2007

any other payments or issuances pursuant to the merger transactions, warrants, registration rights and related agreements. We may have further comment.

The clarifications and disclosure requested by the Staff have been added on page 15 in “Risk Factors – Risks Related to Our Business – If we are unsuccessful in maintaining compliance with or modifying our registration obligations under the registration rights agreement, we may incur substantial monetary penalties,” page 56 in “Our Business – The Merger and the 2007 Equity Transactions – The 2007 Equity Transactions” and page 95 in “Description of Registrant’s Securities to be Registered - Description of Capital Stock - Warrants,” of Amendment No. 2.

Summary, page 1

2.	We note your response to prior comments five and six. The introductory explanation that “we,” “WHJH,” the “Company,” and similar terms, unless otherwise indicated, refer to the registrant is still confusing because you state, for example, that “We recently acquired Whitehall.” It is unclear who “we” refers to in this case when “we” is synonymous with Whitehall. Please revise here and page 24 accordingly. Please consider adding a diagram to explain the ownership of the company and its predecessor from the June 2006 merger to the July 2007 merger.

The clarifications requested by the Staff have been made. Please see revised disclosure in the introductory explanation to the Summary on page 1, as well as the diagrams on pages 3 and 4, of Amendment No. 2.

3.	Similarly, you refer on page two to “the purchasers named therein, or the purchasers, and Lowenstein Sandler PC” without identifying the persons and entities or explaining their relationship to the registrant. Please refer to prior comments five and six and revise accordingly.

The revision requested by the Staff has been added on page 2 of Amendment No. 2 in “Prospectus Summary – Overview/Corporate information and recent developments – The 2007 Equity Transactions.”

Risk Factors, page 7

We are dependent upon the support..., page 10

4.	The risk factor refers to consignment sales and arrangements whereby merchandise is “otherwise financed by vendors.” It is unclear why sales pursuant to such financing would involve requests by you for “temporary extensions of payment terms from some of our key suppliers.” Please revise here and in Business to clearly explain how you finance your inventory and what funding, if any, you are responsible for in situations where you sell merchandise on a consignment basis or otherwise financed by vendors.

H. Christopher Owings, Esq.
Securities and Exchange Commission
November 13, 2007

The risk factor has been revised so that it only discusses risks related to vendors no longer willing to provide us merchandise on a consignment basis. The disclosure regarding extensions of payment terms from suppliers has been deleted in this risk factor since such concepts are addressed on pages 12 – 13 of Amendment No. 2 in “Risk Factors – We may be required to pay trade debt in the aggregate amount of approximately $20.3 million in the event that we default on obligations under a Note Extension Agreement or are unable to reach agreement for extension or substitution of certain of our indebtedness purchased in bankruptcy.” In addition, please see the revised disclosure on page 12 of Amendment No. 2 in “Risk Factors – Vendors may no longer be willing to provide us merchandise on a consignment basis.”

We may be required to pay..., page 10

5.	Please revise to briefly explain the origin of the $22.3 million trade debt balance and the relevance of the Holtzman and Prentice entities to this amount.

Please see the revised disclosure on pages 47 – 49 of Amendment No. 2 in “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Other Liquidity and Capital Resources Elements – Trade Notes Payables” providing more detail on the history and circumstances surrounding the incurrence and extensions of the outstanding trade debt. Please also see the revised disclosure on pages 12 – 13 of Amendment No. 2 in “Risk Factors – We may be required to pay trade debt in the aggregate amount of approximately $20.3 million in the event that we default on obligations under a Note Extension Agreement or are unable to reach agreement for extension or substitution of certain of our indebtedness purchased in bankruptcy.”

6.	Please revise the second paragraph to explain whether the non-participating suppliers are owed more than $2.5 million. It is unclear why payments in excess of that amount would be paid to them. If more than that amount is owed to non- participating suppliers, please summarize the understandings and disagreements related to such repayment.

The revisions requested by the Staff have been made. Please see revised disclosure on pages 12 – 13 of Amendment No. 2 in “Risk Factors – We may be required to pay trade debt in the aggregate amount of approximately $20.3 million in the event that we default on obligations under a Note Extension Agreement or are unable to reach agreement for extension or substitution of certain of our indebtedness purchased in bankruptcy” as well as on pages 47 – 49 of Amendment No. 2 in “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Other Liquidity and Capital Resources Elements – Trade Notes Payables.”

Future sales of our common stock..., page 14

7.	Please disclose the total number of common shares (including “the Shares and Warrant Shares”) that may be sold into the market, and quantify this amount in percentage terms as compared to the total current market of outstanding shares held by

H. Christopher Owings, Esq.
Securities and Exchange Commission
November 13, 2007

non-affiliates.

The revisions requested by the Staff have been made. Please see revised disclosure on page 5 of Amendment No. 2 in “Prospectus Summary – The Offering” and page 16 in “Risk Factors – Future sales of our common stock may depress our stock price.”

Management’s Discussion and Analysis, page 22

8.	Please revise page 32 and where appropriate to clarify the “unfavorable adjustments to our inventory reserves,” including a quantification of the adjustments and brief description of the circumstances. Please revise Critical Accounting Policies and Estimates, Merchandise Inventories on page 48 accordingly.

The Registrant has added the disclosure requested by the Staff relating to “unfavorable adjustments to our inventory reserves” on page 32 of Amendment No. 2 in “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Results of Operations for the Three Months Ended August 4, 2007 Compared to the Proforma Three Months Ended July 31, 2006 – Gross Profit” and page 34 in “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Results of Operations for the Six Months Ended August 4, 2007 Compared to the Proforma Six Months Ended July 31, 2006 – Gross Profit.” The Registrant’s disclosure on page 50 of Amendment No. 2 in “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies and Estimates” already includes disclosure regarding the Registrant’s allowances for inventory shrink, scrap and other provisions, which are recorded based upon our analysis and estimates.

Liquidity and Capital Resources, page 37

9.	Please revise the second to last paragraph on page 37 to explain the trade debt balance, assuming you do not pay the 6% interest on this amount. It is unclear, if you do pay such interest, how the balance differs from your consigned inventories. Please revise accordingly.

The outstanding trade debt arises from historical debts of the Company to its merchandise suppliers that were extended pursuant to agreements with such suppliers, and incurs interest under the unsecured promissory notes issued pursuant to such agreements. The consigned inventories do not incur interest. Please see the revised disclosure providing more detail on the history and circumstances surrounding the incurrence and extensions of the outstanding trade debt on pages 47 – 49 of Amendment No. 2 in “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Other Liquidity and Capital Resources Elements – Trade Notes Payables.” We have clarified that the value of consigned inventory from merchandise vendors is not included in the amount of our outstanding trade debt balance on page 40 of Amendment No. 2. in “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources – Liquidity Overview.”

H. Christopher Owings, Esq.
Securities and Exchange Commission
November 13, 2007

10.	Please revise page 43 to identify “the bridge loan lenders.”

The revisions requested by the Staff have been made. Please see revised disclosure on pages 36 – 37 of Amendment No. 2. in “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Proforma combined Fiscal Year 2006 compared to Fiscal Year 2005 – Interest Expense” and on page 45 in “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Other Liquidity and Capital Resources Element – Term Loan.”

Executive Compensation, page 66

11.	We note your revised disclosure on page 69 and response to prior comment 22. Please provide a discussion of the compensation elements that are benchmarked and the targeted parameters for each element of compensation. To the extent actual compensation was outside a targeted percentile range, include an explanation of the reasons for this.

The Registrant has revised its disclosure to indicate that the Board of Directors of the Registrant considers the median salary, bonus and equity components which comprise executive officer’s compensation packages at comparable companies as a benchmark. While the Board of Directors considers the comparable company benchmarks in setting compensation for the named executive officers, it does not define target ranges for these elements. The Registrant has added disclosure regarding elements that cause actual named executive officer salary, bonus and equity components to vary from the comparable company medians on page 72 of Amendment No. 2 in “Executive Compensation – Compensation Discussion and Analysis – Comparator Companies.”

12.	We note your response to prior comment 24. Advise us why you do not disclose the actual “profitability targets” or the amounts by which the elements identified in the last paragraph on page 69 actually increased, as these targets were used to determine each executive’s compensation. We may have further comment.

The revisions requested by the Staff have been made on pages 72 – 73 of Amendment No. 2 in “Executive Compensation – Compensation Discussion and Analysis – Compensation for the Named Executive Officers.”

13.	We note that individual officer performance and objectives are important factors in determining compensation. Please discuss how the specific forms of compensation are structured and implemented to reflect each named executive officer’s individual performance and achievement of individual objectives. Please describe the elements of individual performance, both quantitative and qualitative, that the board took into account, and if applicable, how they were weighted and factored into specific compensation decisions.

The Registrant does not structure compensation elements based upon each named executive officer’s individual performance and achievement of individual objectives; rather, compensation is based upon overall Company performance metrics. The Registrant has added disclosure on pages 69 – 70 of Amendment No. 2 in “Executive Compensation – Compensation Discussion and Analysis – What Our Compensation Program is Designed to Reward” to clarify this compensation methodology.

H. Christopher Owings, Esq.
Securities and Exchange Commission
November 13, 2007

14.	Please revise the summary compensation table to reflect the options and other equity compensation. We note, for example, the option grant to Mr. Dayoob disclosed on page 73.

The stock options received by certain executives of the Registrant, pursuant to the 2007 Whitehall Jewelers, Inc. Stock Incentive Plan were granted on July 20, 2007 and did not relate to services performed in the Registrants fiscal year ended January 31, 2007. Therefore, disclosure of these grants is not required in the Summary Compensation Table for the Registrant’s fiscal year ended January 31, 2007, as per Regulation S-K, Item 402(c)(vi). The Registrant has added disclosure on pages 78 – 81 of Amendment No. 2 in “Executive Compensation – Severance and Employment Agreements – Employment Agreements with Current Executive Officers,” to clarify that the options were granted on July 27, 2007.

15.	We note the description of triggering events for named executive officers beginning with “Severance and Employment Agreements” on page 72. Please revise to describe and quantify the potential payments and benefits that would be provided in each covered circumstance. See paragraphs (b)(1)(v) and (j)(3) of Item 402 of Regulation S-K. Also, discuss how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements and the rationale for decisions made in connection with these arrangements.

The disclosure requested by the Staff has been added. Please see the revised disclosure on pages 77 – 78 of Amendment No. 2 in “Executive Compensation – Compensation Discussion and Analysis – Severance and Employment Agreements” and page 72 in “Executive Compensation - Compensation Discussion and Analysis – Severance Benefits.”

Certain Relationships and Related Transactions, page 87

16.	It is unclear why you do not provide a brief overview of the Term Loan Credit Agreement, to which a Prentice affiliate is a party, and other arrangements and transactions involving related parties. As another example, you do not describe the key terms, including consideration, exercise price, and associated registration rights of the warrants and other securities issued to affiliates and covered by this registration statement. Please revise accordingly.

The disclosure requested by the Staff has been added on pages 92 – 93 of Amendment No. 2 in “Certain Relationships and Related Transactions, and Director Independence.” Please note that under Regulation S-K, Instructions to Item 404(a), Instruction 4.b., disclosure need not be provided of any indebtedness transaction for certain related persons, such as those related security holders who are also beneficial owners of securities for whom information is furnished pursuant to Regulation S-K, Item 403 (for which we have provided such information for Prentice Capital Management, L.P., PWJ Lending LLC and Holtzman Opportunity Fund, L.P.).

H. Christopher Owings, Esq.
Securities and Exchange Commission
November 13, 2007

17.	Please revise to explain how the loan obligations were determined to be $66.5 million, and, given the lack of a liquid market for Whitehall’s securities, if and how the securities issued in exchange for the payoff were determined to equal $66.5 million. Who made these determinations? Please revise accordingly.

The disclosure requested by the Staff has been added on page 92 of Amendment No. 2 in “Certain Relationships and Related Transactions, and Director Independence.”

18.	We note your revised disclosure in response to prior comment 25. Please revise to explain the affiliated nature of Roth Capital Partners’ relationship with you.

After consideration, the Registrant has deleted referenced to Roth Capital Partners, LLC and Halter Financial Group, L.P., as these do not qualify as "related persons," as determined by Regulation S-K, Instruction 1 to Item 404(a).

     We respectfully request your prompt review of Amendment No. 2 to the Registration Statement. If you have any questions or comments or require further information with respect to this submission, please do not hesitate to call me at (212) 756-2053 or Eleazer Klein of this firm at (212) 756-2376.

Very truly yours,

/s/ Alon Harnoy
Alon Harnoy, Esq.

cc:	Peter Michielutti Whitehall Jewelers Holdings, Inc. Executive Vice President and Chief Financial Officer

Robert B. Nachwalter, Esq. Whilehall Jewelers Holdings, Inc. Senior Vice President and General Counsel

Michael Yager Whitehall Jewelers Holdings, Inc. Vice President and Controller

Eleazer Klein, Esq. Schulte Roth & Zabel LLP